Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mojoose, Inc.
65 Enterprise
Aliso Viejo, CA 92656
www.mjoose.com

Up to $1,234,998.15 in Series A-1 Preferred Stock at $2.89
Minimum Target Amount: $9,996.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mojoose, Inc.
Address: 65 Enterprise, Aliso Viejo, CA 92656
State of Incorporation: DE
Date Incorporated: February 21, 2014

Terms:

Equity

Offering Minimum: $9,996.48 | 3,459 shares of Series A-1 Preferred Stock
Offering Maximum: $1,234,998.15 | 427,335 shares of Series A-1 Preferred Stock
Type of Security Offered: Series A-1 Preferred Stock
Purchase Price of Security Offered: $2.89
Minimum Investment Amount (per investor): $300.56

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within two weeks and receive 15% bonus shares

Early Bird Bonus

Invest within three weeks and receive 10% bonus shares

Amount-Based:

Tier 1 | $500

50% off of case purchase of your choice with discount code (when available)

Tier 2 | $1,000+

100% off of case purchase of your choice with discount code (when available)

Tier 3 | $2,500+

100% off of case purchase of your choice with discount code (when available) + 5% bonus shares

Tier 4 |$5,000+

100% off of case purchase of your choice with discount code (when available) + 10% bonus shares

Tier 5 |$10,000+

100% off of 2 cases of your choice with 2 discount codes (when available) + 15% bonus shares

Tier 6 |$20,000+

100% off of 4 cases of your choice with 4 discount codes (when available) + 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Mojoose, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-1 Preferred Stock at $2.89 / share, you will receive 110 shares Series A-1 Preferred Stock, meaning you'll own 110 shares for $289. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MoJoose Inc. was initially organized as Mobile Joose Inc, a Delaware Corportation on July 22, 2011, and transferred all its assets to a newly formed Delaware Corporation on February 21st, 2014.

MoJoose Inc. is an innovative engineering, design and manufacturing company

developing intelligent wireless accessories for sale in the very large multi-billion dollar cellular and smartphone markets.

Our highly credentialed engineering team with more than 125 years of combined experience in RF cellular technology has designed and patented disruptive technologies that enable them to build the first and only cell phone signal amplifier that is completely mobile and small enough to fit in a cell phone battery case. No other cell phone signal booster can do this. Existing cell phone legacy booster technology consists of two units separated by several feet and connected by a cable so they are stationary and typically require professional installation.

The flagship product is the MJoose 4 in 1 case, which includes a signal amplifier, extra battery, and reduced radiation all in stylish protective case. The signal amplifier improves the cell phone communication signal. It can boost the existing cellular signal to provide more bars, make connections, stay connected, avoid drop calls, maintain fast data speeds and deliver high quality signals for voice, data and video reception on cell phones and other cellular equipped devices in places where the phone cannot make or hold a connection, or deliver quality voice and data connection

MoJoose is producing a smartphone battery case with 100% more battery that includes its patented signal amplifier completely enclosed in the case. This will revolutionize the cell phone experience by providing this substantially improved cell phone signals and connectivity in a battery case that attaches to the cell phone and can be carried anywhere in a pocket or purse. It is the only truly mobile signal amplifier in a smartphone battery case.

The Company is powered by a strong executive team with extensive experience and expertise in global operations, supply chain management, and high volume manufacturing. This will enable the company to scale to high volume manufacturing quickly, while maintaining the highest quality products.

Our executive team has decades of experience working with on-shore and off-shore contract manufactures (CM's) and with these relationships, we expect we will be able to receive favorable payment terms of 90 days or more, and also achieve the best possible cost of goods sold (COGS).

Our sales and marketing team are world-class experts with deep experience in sales and marketing of consumer electronics, with a proven track record of building brands and businesses.

MoJoose has assembled a world-class team of engineering experts to execute on delivering their patented, award winning, disruptive technology to the market. As well as continue to develop innovative products for the cellular wireless markets. This includes wireless charging, international signal boosters, IOT modules for wireless connectivity, and 5G signal boosters.

It has received FCC, Mexico Certification, Apple MFI Certification, and Six CES innovations Awards. It also reduces RF Radiation by up to 70%. The product includes

an Integrated Application to show Cell Signal Strength while using the Case (Samsung).

The Company also has 10 Granted Patents -- 8 US Patents, 1 Mexico Patent, 1 Chinese patent, and 1 patent pending.

Competitors and Industry

Competitors

We are addressing 2 markets – Battery Cases and Signal Boosters.

The Company has several major competitors in the smartphone battery case market. Some of the top competitors in this industry include: Mophie and Apple. Mophie and Apple are the industry leaders and the Company's primary competition in the smartphone battery case market. Mophie and Apple are direct competitors of similar size and development with regards to extra battery. Despite the present competitive landscape, the Company stands out in the smartphone battery case market because the Mjoose battery cases are comparable to the competition except that the MJoose case also provides its patented signal amplifier, which no other battery case can provide. Mojoose believes this should enable it to capture a large part of this market.

The Mjoose case is a whole new class of consumer electronic product that has never been available before. This is a major attraction that will drive consumers to purchase the case, which will increase the overall demand for battery cases.

The Company also has several major competitors in the signal booster market. Some of the top competitors in this industry include: Weboost, Surecall, and Nextivity. All three are direct competitors in the signal booster market. However existing signal boosters consists of two antennas and a signal amp separated by 30 to 50 feet of cable. If the antenna's are not separated by 30 feet, the system will oscillate causing problems for cell phones and the cell towers. The inside antenna usually cover one or two rooms. These signal boosters and stationary, expensive, and require professional installation. The mJoose case has the built in patented cell phone signal amplifier that is completely mobile and fits in a cell phone battery case. The mjoose patented antenna system, amplifier design, and complex algorithms allow the antennas to be only 4" apart. No other cell phone signal booster can do this.

The mjoose 4 in 1 case currenlty has no direct competitors and we believe that our strong patent portfolio will provent any direct competition in the future.

Industry

The Smartphone Battery Case Market was estimated at $5.4B in 2020 and is projected to reach $9.7B by 2027. The Signal Booster Market is currently estimated at $12.85B in 2022 and the global market size is projected to reach $22.8B by 2028. In addition, it is a well known fact that the new 5G cell service is very fast, however the downside is the cell signals do not travel as far, and because of that signal booster / amplifier will be needed even more. The global 5G technology market was valued at $5.1B in 2020 and

is projected to reach $798B by 2030. The mJoose case works well with the latest 5G phones , and will be needed even more as the 5G technology rolls out.

Current Stage and Roadmap

Current Stage

The Company’s technology design and development have been completed. All certifications have been completed, this includes FCC, IFTEL, UL, UN 38.3 Battery, and Apple MFI certifications. The products currently being sold online are iphone 6,6s,7,8, SE 2nd Gen, and SE 3rd Gen.

Roadmap

The Company's efforts for the next 9 months will be focused on launching new products. We have several planned including: iPhone 12, 12 Pro, 12 Pro Max, 13, 13 Pro, 13 Pro Max, 14 Pro, 14 Pro Max and Samsung S22, S22+, S22 Ultra, A53G. The plan is to also launch 15W Wireless charging into the new products.

The Team

Officers and Directors

Name: Daniel Ash

Daniel Ash's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chief Executive Officer
  Dates of Service: February 21, 2014 - Present
  Responsibilities: Oversee and manage the total operation of the Company. Daniel Ash has been granted 400,000 stock options which vest over 4 years.

- **Position:** Board Member
  Dates of Service: February 21, 2014 - Present
  Responsibilities: Board members form part of the governing body of the organization. They are committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. To date, we have not compensated our directors for their services as board members.

Other business experience in the past three years:

- **Employer:** Ash Innovations, LLC
  Title: President
  Dates of Service: March 01, 2005 - Present

Responsibilities: Consulting - not currently active

Name: Robert Legendre

Robert Legendre's current primary role is with Recently Retired Executive. Robert Legendre currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July 08, 2015 - Present
  Responsibilities: Board members form part of the governing body of the organization. They are committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. To date, we have not compensated our directors for their services as board members, however Robert is a shareholder. Robert attends board meetings and reviews and approves corporate governance.

- **Position:** Compensation Committee Board Member
  Dates of Service: November 13, 2015 - Present
  Responsibilities: Oversees the compensation of all of the officers of the Company. Robert Legendre has been granted 1,020,000 stock options which vest over 4 years.

Other business experience in the past three years:

- **Employer:** SEAGATE TECHNOLOGY
  Title: SVP Global Supply Chain & Procurement
  Dates of Service: February 01, 2013 - November 01, 2021
  Responsibilities: Tactical and Strategic Procurement Commodity Management Master Scheduling & Global Planning Global Sourcing Inbound and Outbound Logistics & Fulfillment End-to-End Planning and Procurement Business Process Reverse Logistics & Global Repair Services Oversight for EDS (Systems) & SSD manufacturing and Test/process Eng Oversight for global Asset management

Name: Howard Ho Yin Chan

Howard Ho Yin Chan 's current primary role is with Belton Technology Group. Howard Ho Yin Chan currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July 08, 2015 - Present
  Responsibilities: Board members form part of the governing body of the

organization. They are committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. To date, we have not compensated our directors for their services as board members. However, Howard is a shareholder. On occasion, Howard attends board meetings and reviews and approves corporate governance.

Other business experience in the past three years:

- **Employer:** Belton Technology Group
  Title: Executive Vice President
  Dates of Service: April 01, 2012 - Present
  Responsibilities: Executive responsibilities overseeing the management of the Company.

Name: Barrett Laban Silver

Barrett Laban Silver's current primary role is with Retired. Barrett Laban Silver currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 13, 2016 - Present
  Responsibilities: Board members form part of the governing body of the organization. They are committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. To date, we have not compensated our directors for their services as board members. However, Barrett is a shareholder. Barrett attends board meetings and reviews and approves corporate governance documents.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer electronics industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum

amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Mojoose Inc. was formed on February 21, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mojoose Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Mjoose Smartphone Case is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 10 granted patents and 1 pending patent, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

MOJOOSE RISK FACTORS
Refer to uploaded MoJoose Risk Factors Document

We may have competition from other companies.
Although the mJoose case does not have direct competition (signal amplification/battery case) and has strong patent protection through its 10 granted patents, there are several other companies that provide related products. Some of these companies are larger and have greater experience and financial resources than us. Additionally, there may be other substantial companies that will enter the market either alone or merged with other competitors to compete with us. We cannot guarantee that we will be able to compete successfully with our current and future

competitors.

Our product is new and unique and contains inherent risks.
Our product is innovative and new. As such, even with our successful pilot launch, we cannot be certain of commercial or any other kind of success for us with this product and cannot guarantee same.

If we do not complete an equity financing of at least $2,000,000, our convertible promissory notes will be due and payable on December 31, 2022.
The Company has issued unsecured convertible promissory notes in the aggregate principal amount of $5,219,000. The notes bear interest at the rate of between four and ten percent per annum and as of July 31, 2022 the total amount of principal and accrued interest payable under the notes totals $6,380,377. Principal and interest is payable at the maturity of the notes on December 31, 2022. The notes are payable upon the demand of the holders of a majority of the outstanding principal under the notes. With one exception noted below, the notes provide that upon the Company's completion of an equity financing for the gross proceeds of at least $2,000,000 all principal and accrued interest under the notes will convert to the securities sold in such financing at a purchase price equal to between 50% and 100% of the offering price in such financing. In the event the Company does not complete an equity financing of at least $2,000,000, all principal and interest due on these notes will be due and payable on December 31, 2022. If the Company does not complete the equity financing by this due date, it will request an extension of the due date to December 31, 2023. The Company has strong relationships with the Convertible Promissory Note Holders and believes an extension will be possible, but there is no guarantee that the extension will be granted and in this scenario the company might default on its obligations to noteholders.

The Chief Executive Officer does not currently receive a salary for his role with the Company
The CEO of Mojoose Inc. (Daniel Ash) does not currently receive a salary for his work. Although he has significant equity in the company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans for Daniel to begin receiving a salary upon a successful financing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Ash	5,063,182	Common Stock	42.18%

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note , Series A Preferred Stock, Convertible Note (1), Convertible Note (2), Convertible Note (3), Bridge Convertible Note, Convertible Note (4), Series A-1 Preferred Stock, and Convertible Promissory Note (2). As part of the Regulation Crowdfunding raise, the Company will be offering up to 427,335 of Series A-1 Preferred Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 12,520,467 outstanding.

Voting Rights

Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

Material Rights

The total amount outstanding includes 198,494 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,920,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 197,893 of shares to be issued pursuant to outstanding warrants

<u>The Below rights were granted to certain holders party to a Stockhodler's Agreement</u>

2. Liquidation Rights

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior to and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of

Preferred Stock plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a). then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2/a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2{a) above. the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) Reorganization. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of control of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series by the consent or vote of a majority of the outstanding Preferred Stock (voting on an as-converted basis).

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board, except that any publicly-

traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 2(e), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

Tag-Along Provisions.

3.5.1 General. Subject to Section 3.5.8 hereof, and after the application of Section 3.4 hereof, if a Stockholder proposes to Transfer Restricted Securities to any Person (individually a “Third Party” and collectively, “Third Parties”) in any one transaction or any series of related transactions, directly or indirectly, such sale or other disposition shall not be permitted unless such Stockholder (the “Selling Stockholder”) shall offer (or cause the Third Party to offer) to all the other Stockholders (the “Tag-Along Parties”) in writing (the “Tag- Along Notice”) the right to elect to include, at the sole option of each Tag-Along Party, in the sale or other disposition to the Third Party such number of shares of Restricted Securities owned by such Tag-Along Party as shall be determined in accordance with Section 3.5.3 (the “Tag- Along Shares”). The Tag-Along Notice shall state: (1) the Selling Stockholder’s bona fide intention to sell such Offered Securities; (2) the number and class of securities to be offered for sale; and (3) the price and terms upon which the Selling Stockholders propose to offer such Offered Securities.

3.5.2 The Tag-Along Notice shall be delivered promptly following expiration of the right of the Non-Offering Stockholders, or waiver by each of the Non-Offering

Stockholders of its right, to purchase the Offered Securities pursuant Section 3.4. At any time within 15 days after the giving of the Tag-Along Notice, each of the Tag-Along Parties may make an election to include the Tag-Along Shares in such a sale or Transfer by the Selling Stockholder and deliver to the Company a stock certificate or certificates representing the Tag- Along Shares, together with a limited power-of-attorney authorizing the Selling Stockholder to sell or otherwise dispose of such Tag-Along Shares pursuant to the terms of such Third Party's offer.

3.5.3 Each of the Tag-Along Parties and the Selling Stockholder shall have the right to sell or include in the Third Party's offer, that percentage (the "Tag-Along Percentage") of the number of Restricted Securities to be sold to the Third Party equal to the ratio (expressed as a percentage) of (1) the Restricted Securities (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock) owned by such Stockholder, as compared with (2) the aggregate number of shares of Restricted Securities owned by the Selling Stockholder and Tag-Along Parties electing to sell or transfer securities pursuant to this Section 3.5 (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock). In the event that (A) the Stockholders in the aggregate elect to sell fewer Tag-Along Shares than they are entitled to sell in the aggregate and (B) certain Stockholders wish to sell an aggregate amount in excess of each such Stockholder's Tag-Along Percentage, then the excess available Tag12 Along Shares shall be allocated among such Stockholders pro rata based upon the number of shares of Restricted Securities (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock) owned by such Stockholders, or as otherwise agreed among such Stockholders.

3.5.4 The purchase from each Tag-Along Party pursuant to this Section 3.5 shall be on the same terms and conditions, including the price per share, the form of consideration and the date of sale or other disposition, as are received by the Selling Stockholder and shall be no less favorable to the sellers than as stated in the Tag-Along Notice.

3.5.5 Promptly (but in no event later than 5 days) after the consummation of the sale or other disposition of shares of Restricted Securities of the Selling Stockholder and the Tag-Along Parties to the Third Party pursuant to the Third Party's offer, the Selling Stockholder shall (1) notify such Tag-Along Parties of the completion thereof, (2) cause to be remitted to each Tag-Along Party the total sales price attributable to the Restricted Securities which such Tag-Along Party sold or otherwise disposed of pursuant thereto, and (3) furnish such Tag-Along Parties evidence of the completion and time of completion of such sale or other disposition and the terms thereof as may be reasonably requested by the Tag-Along Parties.

3.5.6 If within 15 days after the Tag-Along Notice is given, a Tag-Along Party has not accepted the offer to make an inclusion election, such Tag-Along Party will be deemed to have waived any and all of its rights with respect to the sale or other disposition of

the Offered Securities described in the Tag-Along Notice. The Selling Stockholder shall have 90 days after such 15-day period in which to sell or otherwise dispose of such Offered Securities to the Third Party at a price and on terms not more favorable in the aggregate to the Selling Stockholder than were set forth in the Tag-Along Notice.

3.5.7 If, at the end of such 90-day period, the Selling Stockholder has not completed the sale of the Offered Securities in accordance with the terms of the Third Party's offer, all the restrictions on sale contained in this Agreement with respect to such Offered Securities owned by the Selling Stockholder shall again be in effect (unless such 90 day period is extended with the consent of each of the Tag-Along Parties).

3.5.8 Exceptions. Notwithstanding the terms and provisions of Section 3.5.1 hereof, the tag-along right provided for in this Section 3.5 shall not be applicable to (i) any repurchase by the Company of Equity Securities from an employee upon termination of employment; (ii) any Exempt Transfer; or (iii) any Transfer in an Approved Sale.

3.5.9 Relationship to Section 3.4. The provisions of Section 3.4 shall take priority over this Section 3.5, and nothing in this Section 3.5 shall be construed to relieve any Offering Stockholder of its obligation to deliver an Offering Notice to each Non-Offering Stockholder pursuant to the terms of Section 3.4 in connection with such a proposed transaction.

Convertible Promissory Note

The security will convert into Securities of the class issued in the raise that triggers the notes and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $3,044,713.00
Maturity Date: December 31, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing of at least $2,000,000

Material Rights

Amount outstanding calculated as of 7/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) eighty percent (80%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the “Common Stock”), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The “Maturity Date” shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the “Requisite Holders,” which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to

conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Series A Preferred Stock

The amount of security authorized is 1,800,720 with a total of 1,800,720 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in the same manner as holders of Common Stock. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Conversion Rights

Holder of Series A Preferred Stock have certain conversion rights. See exhibit F for additional detail.

Anti-dilution Rights

Holder of Series A Preferred Stock have certain anti-dilution rights. See exhibit F for additional detail.

The Below rights were granted to certain holders party to a Stockhodler's Agreement

2. Liquidation Rights

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior to and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of Preferred Stock plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the

payment to such holders of the full amounts specified in this Section 2(a). then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2/a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2{a) above. the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) Reorganization. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of control of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series by the consent or vote of a majority of the outstanding Preferred Stock (voting on an as-converted basis).

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days

prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 2(e), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

Tag-Along Provisions.

3.5.1 General. Subject to Section 3.5.8 hereof, and after the application of Section 3.4 hereof, if a Stockholder proposes to Transfer Restricted Securities to any Person (individually a “Third Party” and collectively, “Third Parties”) in any one transaction or any series of related transactions, directly or indirectly, such sale or other disposition shall not be permitted unless such Stockholder (the “Selling Stockholder”) shall offer (or cause the Third Party to offer) to all the other Stockholders (the “Tag-Along Parties”) in writing (the “Tag- Along Notice”) the right to elect to include, at the sole option of each Tag-Along Party, in the sale or other disposition to the Third Party such number of shares of Restricted Securities owned by such Tag-Along Party as shall be determined in accordance with Section 3.5.3 (the “Tag- Along Shares”). The Tag-Along Notice shall state: (1) the Selling Stockholder’s bona fide intention to sell such Offered Securities; (2) the number and class of securities to be offered for sale; and (3) the price and terms upon which the Selling Stockholders propose to offer such Offered Securities.

3.5.2 The Tag-Along Notice shall be delivered promptly following expiration of the right of the Non-Offering Stockholders, or waiver by each of the Non-Offering Stockholders of its right, to purchase the Offered Securities pursuant Section 3.4. At any time within 15 days after the giving of the Tag-Along Notice, each of the Tag-Along Parties may make an election to include the Tag-Along Shares in such a sale or Transfer by the Selling Stockholder and deliver to the Company a stock certificate or certificates representing the Tag- Along Shares, together with a limited power-of-attorney authorizing the Selling Stockholder to sell or otherwise dispose of such Tag-

Along Shares pursuant to the terms of such Third Party's offer.

3.5.3 Each of the Tag-Along Parties and the Selling Stockholder shall have the right to sell or include in the Third Party's offer, that percentage (the "Tag-Along Percentage") of the number of Restricted Securities to be sold to the Third Party equal to the ratio (expressed as a percentage) of (1) the Restricted Securities (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock) owned by such Stockholder, as compared with (2) the aggregate number of shares of Restricted Securities owned by the Selling Stockholder and Tag-Along Parties electing to sell or transfer securities pursuant to this Section 3.5 (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock). In the event that (A) the Stockholders in the aggregate elect to sell fewer Tag-Along Shares than they are entitled to sell in the aggregate and (B) certain Stockholders wish to sell an aggregate amount in excess of each such Stockholder's Tag-Along Percentage, then the excess available Tag12 Along Shares shall be allocated among such Stockholders pro rata based upon the number of shares of Restricted Securities (treating the Restricted Securities, other than stock options issued for compensatory purposes, as having been converted into, or exchanged or exercised for, Common Stock) owned by such Stockholders, or as otherwise agreed among such Stockholders.

3.5.4 The purchase from each Tag-Along Party pursuant to this Section 3.5 shall be on the same terms and conditions, including the price per share, the form of consideration and the date of sale or other disposition, as are received by the Selling Stockholder and shall be no less favorable to the sellers than as stated in the Tag-Along Notice.

3.5.5 Promptly (but in no event later than 5 days) after the consummation of the sale or other disposition of shares of Restricted Securities of the Selling Stockholder and the Tag-Along Parties to the Third Party pursuant to the Third Party's offer, the Selling Stockholder shall (1) notify such Tag-Along Parties of the completion thereof, (2) cause to be remitted to each Tag-Along Party the total sales price attributable to the Restricted Securities which such Tag-Along Party sold or otherwise disposed of pursuant thereto, and (3) furnish such Tag-Along Parties evidence of the completion and time of completion of such sale or other disposition and the terms thereof as may be reasonably requested by the Tag-Along Parties.

3.5.6 If within 15 days after the Tag-Along Notice is given, a Tag-Along Party has not accepted the offer to make an inclusion election, such Tag-Along Party will be deemed to have waived any and all of its rights with respect to the sale or other disposition of the Offered Securities described in the Tag-Along Notice. The Selling Stockholder shall have 90 days after such 15-day period in which to sell or otherwise dispose of such Offered Securities to the Third Party at a price and on terms not more favorable in the aggregate to the Selling Stockholder than were set forth in the Tag-Along Notice.

3.5.7 If, at the end of such 90-day period, the Selling Stockholder has not completed the sale of the Offered Securities in accordance with the terms of the Third Party's offer, all the restrictions on sale contained in this Agreement with respect to such Offered Securities owned by the Selling Stockholder shall again be in effect (unless such 90 day period is extended with the consent of each of the Tag-Along Parties).

3.5.8 Exceptions. Notwithstanding the terms and provisions of Section 3.5.1 hereof, the tag-along right provided for in this Section 3.5 shall not be applicable to (i) any repurchase by the Company of Equity Securities from an employee upon termination of employment; (ii) any Exempt Transfer; or (iii) any Transfer in an Approved Sale.

3.5.9 Relationship to Section 3.4. The provisions of Section 3.4 shall take priority over this Section 3.5, and nothing in this Section 3.5 shall be construed to relieve any Offering Stockholder of its obligation to deliver an Offering Notice to each Non-Offering Stockholder pursuant to the terms of Section 3.4 in connection with such a proposed transaction.

Convertible Note (1)

The security will convert into Preferred stock upon automatic conversion and common stock upon optional conversion (see details below) and the terms of the Convertible Note (1) are outlined below:

Amount outstanding: $804,482.00
Maturity Date: December 31, 2022
Interest Rate: 4.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: See Material Information below for conversion information

Material Rights

Amount outstanding calculated as of 7/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) seventy percent (70%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by

the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the "Common Stock"), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The "Maturity Date" shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the "Requisite Holders," which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Convertible Note (2)

The security will convert into Preferred stock upon automatic conversion and common stock upon optional conversion (see details below) and the terms of the Convertible Note (2) are outlined below:

Amount outstanding: $92,772.00
Maturity Date: December 31, 2024
Interest Rate: 4.0%
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: See Material Information below for conversion information

Material Rights

Amount outstanding calculated as of 7/31/2022.

4. CONVERSION.

4.1 **Automatic Conversion**. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) fifty percent (50%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 **Optional Conversion on Maturity Date.** In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the "Common Stock"), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding

exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 **MATURITY DATE.**

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The "Maturity Date" shall mean the earliest of (a) that date, on or after December 31, 2024, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the "Requisite Holders," which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Convertible Note (3)

The security will convert into Preferred stock upon automatic conversion and common stock upon optional conversion (see details below) and the terms of the Convertible Note (3) are outlined below:

Amount outstanding: $574,370.00
Maturity Date: December 31, 2022
Interest Rate: 4.0%
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: See Material Information below for conversion information

Material Rights

Amount outstanding calculated as of 7/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) fifty percent (50%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the "Common Stock"), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance

shall be due and payable on the Maturity Date. The “Maturity Date” shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the “Requisite Holders,” which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Bridge Convertible Note

The security will convert into Upon conversion, the investor will receive the same class of security issued in the qualifying financing with piggy-back registration rights. and the terms of the Bridge Convertible Note are outlined below:

Amount outstanding: $266,396.00
Maturity Date: June 30, 2023
Interest Rate: 10.0%
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: $3M fundraising round (a "Qualified Financing")

Material Rights

Amount outstanding calculated as of 7/31/2022.

Upon the closing a Qualifying Financing of the equity round (Gross proceeds to the company before commissions of $3M) the bridge investor has the choice of:

1. Automatic conversion in exchange for either:

(A) Cash Payment of principal and interest due and (B) shares of the class of equity sold in the Qualifying Financing in the amount of 50% of the number of shares that the Cash Payment could acquire at a price per share that is the offering price of the Qualifying Round, or

2. Automatic conversion in exchange for a number of shares of the class of equity sold in the Qualifying Round equal to 2X the number of shares that the Cash Payment could acquire at a price per share that is the offering price of the Qualifying Round, and no cash payment.

Convertible Note (4)

The security will convert into Preferred stock upon automatic conversion and common stock upon optional conversion (see details below) and the terms of the Convertible Note (4) are outlined below:

Amount outstanding: $1,092,822.00
Maturity Date: December 31, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: See Material Information below for conversion information

Material Rights

Amount outstanding calculated as of 7/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) seventy percent (70%) of the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the "Common Stock"), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect

to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The "Maturity Date" shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the "Requisite Holders," which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

Series A-1 Preferred Stock

The amount of security authorized is 5,540,509 with a total of 2,938,781 outstanding.

Voting Rights

There are no voting rights associated with Series A-1 Preferred Stock.

Material Rights

The amount outstanding includes 2,754,424 shares to be issued upon the conversion of the Company's convertible notes. These notes will only convert into shares if the company raises $2,000,000 or more in an equity financing where preferred stock is sold. Please see convertible note entries in this section, Dilution, Risk Factors and Liquidity for additional information.

The amount outstanding includes 184,357 shares to be issued upon the conversion of the Company's Bridge Convertible Notes. These notes will only convert into shares if the company raises $3,000,000 or more in an equity financing where company

securities is sold. Please see convertible note entries in this section, Dilution, Risk Factors and Liquidity for additional information.

Conversion Rights

Holder of Series A-1 Preferred Stock have certain conversion rights. See exhibit F for additional detail.

Anti-dilution Rights

Holder of Series A-1 Preferred Stock have certain anti-dilution rights. See exhibit F for additional detail.

Convertible Promissory Note (2)

The security will convert into Securities of the class issued in the raise that triggers the notes and the terms of the Convertible Promissory Note (2) are outlined below:

Amount outstanding: $304,822.00
Maturity Date: December 31, 2022
Interest Rate: 4.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Equity Financing of at least $2,000,000

Material Rights

Amount outstanding calculated as of 7/31/2022.

4. CONVERSION.

4.1 Automatic Conversion. This Note shall automatically convert, upon the closing of the Company's next issuance of preferred stock for capital-raising purposes resulting in proceeds (individually or in the aggregate) to the Company of at least Two Million U.S. Dollars (US$2,000,000) (excluding any amounts received in connection with the conversion of the Notes) (a "Qualifying Financing"), into that whole number of shares of the securities issued in the Qualifying Financing (the "Automatic Conversion Shares") obtained by dividing (a) the then-outstanding Loan Balance by (b) the price per share paid by investors in the Qualifying Financing.

In the event of the conversion of this Note pursuant to this Section 4.1: (i) the Lender agrees to surrender this Note for conversion at the closing of the Qualifying Financing and to execute all reasonably necessary documents in connection with the conversion of this Note (including any definitive stock purchase agreement) that are executed by the investors in the Qualifying Financing; and (ii) the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable Automatic Conversion Shares and shall pay to the Lender cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional Automatic Conversion

Share pursuant to this Section 4.1.

4.2 Optional Conversion on Maturity Date. In the event the Notes are not automatically converted prior to the Maturity Date, then on the Maturity Date, the Lender shall have the option to convert, by delivering written notice to the Company, the then-outstanding Loan Balance of this Note into that whole number of shares of Common Stock of the Company (the "Common Stock"), obtained by dividing (a) the then-outstanding Loan Balance by (b) the per share price calculated by dividing (i) Twenty Million U.S. Dollars (US$20,000,000) by (ii) the number of shares of capital stock of the Company outstanding immediately prior to such conversion (calculated on a fully-diluted basis, assuming the exercise and conversion of all outstanding exercisable or convertible securities, but not including any shares of Common Stock issuable in connection with the conversion of the Notes). If the Requisite Holders elect to convert pursuant to this Section 4.2, then this Note, and all Notes, shall automatically convert into Common Stock pursuant to this Section 4.2.

In the event of the conversion of this Note pursuant to this Section 4.2: (i) the Lender agrees to surrender this Note for conversion and to execute all reasonably necessary documents in connection with the conversion of this Note; and (ii) the Company shall at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Common Stock and shall pay to the Lender cash in an amount equal to that portion of the Loan Balance, if any, that would otherwise convert into a fractional share of Common Stock pursuant to this Section 4.2.

1.0 MATURITY DATE.

Unless converted in full pursuant to Section 4, the then-outstanding Loan Balance shall be due and payable on the Maturity Date. The "Maturity Date" shall mean the earliest of (a) that date, on or after December 31, 2022, which is thirty (30) days following the date on which (i) the Company receives written demand of repayment from the Lenders or holders of Notes representing at least fifty percent (50%) of the aggregate principal amount of the Notes then outstanding (the "Requisite Holders," which may consist of one or more holders) or (ii) the Company delivers written notice of repayment to the Lenders, and (b) the closing of a transaction that results in a Change of Control (as defined in Section 5 below). Until the Maturity Date, this Note shall remain outstanding and continue to accrue interest at the rate set forth herein, subject to all of the terms and conditions hereof including those relating to conversion into equity securities. Unless repayment is demanded by the Lender under clause (a)(i) above, the Company shall give the Lender at least five (5) days prior written notice of the Maturity Date in order to allow the Lender to exercise its optional conversion rights pursuant to Section 4.2 below.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have

agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

The Company has issued unsecured convertible promissory notes in theaggregate principal amount of $5,219,000. The notes bear interest at the rate of between four and ten percent per annum and as of July 31, 2022 the total amount of principal and accrued interest payable under the notes totals $6,380,377. Principal and interest is payable at the maturity of the notes on December 31, 2022. The notes are payable upon the demand of the holders of a majority of the outstanding principal under the notes. With one exception noted below, the notes provide that upon the Company's completion of an equity financing for the gross proceeds of at least $2,000,000 all principal and accrued interest under the notes will convert to the securities sold in such financing at a purchase price equal to between 50% and 100% of the offering price in such financing.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
Final amount sold: $200,000.00
Use of proceeds: General working capital
Date: February 06, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $248,000.00
Use of proceeds: General working capital
Date: May 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $71,154, compared to fiscal year 2020 revenue of $34,623. The revenue from 2021 was a combined total from products sales and PPP loan, with products sales being $13,527. Both years revenue is a result of our pilot launch of the mJoose 4 in 1 smartphone case. Although the pilot launch was successful, the revenue was very limited by the COVID-19 global pandemic, which caused supply chain, limited inventory, and funding delays. As we focus on our commercial launch in the U.S. market, we expect a significant increase in sales going

forward.

Cost of goods sold

Cost of goods sold in 2021 was $3,303, a decrease of approximately $2,029, from costs of $5,332 in fiscal year 2020. The reduction was due to the quantity of product sold and having raw materials on hand at our contract manufacturing facility.

Gross Margins

Gross Margins for 2021 and 2020 were $67,851 ($10,224 product sales) and $29,290, respectively, with the decrease reflecting the impact of the COVID-19 global pandemic.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2021 decreased $123,819 from 2020. Approximately $100,000 of this decrease was due to decreased compensation and benefits costs. The Company reduced staffing to 3 fulltime employees in 2021.

Historical results and cash flows:

The iPhone 8 mJoose case received certification mid 2019 and in early 2020 we were in the final stages of certification for the iphone 10/11 mJoose case with Apple when COVID-19 hit and the Apple / UL test facility in South China shut down. Our pilot launch was with the limited quantity of iPhone 8 product that we had received from our Contract Manufacturer in Malaysia before the pandemic shut them down. COVID-19 had a major impact on the mJoose pilot launch, and that is why, once funded we will be able start a proper commercial launch.

We believe that historical cash flows are not indicative of the revenue and cash flows expected for the future because we have not yet obtained sufficient funding to start our commercial launch, including sales and marketing, of the products. Past cash was primarily generated through equity and debt financing, and PPP Loans from the SBA. The goal is to attain sufficient funds to start the commercial launch and marketing of our products, which will generate profitably and a positive cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 9, 2022, the Company has capital resources available of 15,439 in cash on hand and is pursuing additional capital from investors in Crowdfunding and bridge loan financing.

So far in 2022 the Company has raised an additional $90,000 in cash of which $25,000

was received in July, 2022. The Company has access to additional capital from our lead investor and major shareholders on an as needed basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the commerical launch, including sales and marketing of our products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

The Company has issued unsecured convertible promissory notes in the aggregate principal amount of $5,219,000. The notes bear interest at the rate of between four and ten percent per annum and as of July 31, 2022 the total amount of principal and accrued interest payable under the notes totals $6,380,377. Principal and interest is payable at the maturity of the notes on December 31, 2022. The notes are payable upon the demand of the holders of a majority of the outstanding principal under the notes. With one exception noted below, the notes provide that upon the Company's completion of an equity financing for the gross proceeds of at least $2,000,000 all principal and accrued interest under the notes will convert to the securities sold in such financing at a purchase price equal to between 50% and 100% of the offering price in such financing. In the event the Company does not complete an equity financing of at least $2,000,000, all principal and interest due on these notes will be due and payable on December 31, 2022. If the Company does not complete the equity financing by this due date, it will request an extension of the due date to December 31, 2023. The Company has strong relationships with the Convertible Promissory Note Holders and believes an extension will be possible, but there is no guarantee that the extension will be granted and in this scenario the company might default on its obligations to noteholders.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately two months. This would be based on paying the minimum expenses until additional funding is raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately thirteen months. This is based on the going forward monthly burn rate of $80,000 for expenses related to G&A $50,000, Sales and marketing $15,000, and R&D $15,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including institutional based and private equity funds. There are no funding sources avaialble at this time, but they may become an available source in the future.

Indebtedness

- **Creditor:** SBA Loan
  Amount Owed: $8,500.00
  Interest Rate: 3.75%
  Maturity Date: May 25, 2050

- **Creditor:** PPP LOAN
  Amount Owed: $9,469.13
  Interest Rate: 1.0%
  Maturity Date: November 04, 2027

- **Creditor:** Convertible Promissory Note
  Amount Owed: $1,000,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022

- **Creditor:** Holders of certain Convertible Promissory Notes
  Amount Owed: $3,044,713.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2022
  Please see Convertible Promissory Note entry in company securities for additional information

- **Creditor:** Holders of certain Convertible Promissory Notes (2)
  Amount Owed: $304,822.00
  Interest Rate: 4.0%

Maturity Date: December 31, 2022
Please see Convertible Promissory Note (2) entry in company securities for additional information

- **Creditor:** Holders of certain Convertible Notes (1)
  Amount Owed: $804,482.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2022
  Please see Convertible Note (1) entry in company securities for additional information

- **Creditor:** Holders of certain Convertible Notes (2)
  Amount Owed: $92,772.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2024
  Please see Convertible Note (2) entry in company securities section for additional information

- **Creditor:** Holders of certain Convertible Notes (3)
  Amount Owed: $574,370.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2022
  Please see Convertible Note (3) entry in company securities section for additional information

- **Creditor:** Holders of certain Bridge Convertible Notes
  Amount Owed: $266,396.00
  Interest Rate: 10.0%
  Maturity Date: June 30, 2023
  Please see Bridge Convertible Note entry in company securities for additional information

- **Creditor:** Holders of certain Convertible Notes (4)
  Amount Owed: $1,092,822.00
  Interest Rate: 8.0%
  Please see Convertible Note (4) entry in company securities section for additional information

Related Party Transactions

- **Name of Entity:** Robert Legendre
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2021 and 2020, the Company received two loans in the aggregate amount of $31,000 from one of the shareholders, Robert Legendre.

Material Terms: The loan bears an interest rate of 4% per annum and the maturity date is defined as the date the Company Series B funds $2,000,000 or more. As of December 31, 2021 and December 31, 2020, the outstanding balance of the loans are $31,000 and $25,000, respectively.

- **Name of Entity:** Jerry Silver
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: During 2021 and 2020, the Company received two loans in the aggregate amount of $17,300 from one of the shareholders, Jerry Silver.
  Material Terms: The loan bears and interest rate of 4% per annum and the maturity date is defined as the date the Company Series B funds $2,000,000 or more. As of December 31, 2021 and December 31, 2020, the outstanding balance of the loans are $17,300 and $2,000, respectively.

- **Name of Entity:** Daniel Ash & Christine Schumacher
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2021, the Company granted temporary loans in the aggregate amount of $10,000 to the shareholder/employee Daniel Ash and $4,000 to shareholder/employee Christine Schumacher.
  Material Terms: As of December 31, 2021, the outstanding balance of the loans is $14,000.

Valuation

Pre-Money Valuation: $49,881,307.52

Valuation Details:

Management determined the valuation of the Company based on 3 factors: Patent Portfolio, Total Addressable Market, and Comparable Companies. The Company solicited advice from several knowledgeable parties in the Financial and Investment markets and review of industry, financial and technology information and research reports.

Patents

Management valued the Company based on its internal estimates of the value of the patent portfolio. MoJoose has 10 granted patents in the U.S and other countries and is an emerging leader in the wireless smartphone booster / amplifier enclosure market, with foundational IP positioned amongst some of the largest tech companies in the world (and undoubtedly on a few radar screens in the value chain). Although the majority of the Top Ten patent holders in the IP domain is comprised of very large, multinational technology companies ranging from $12 billion (LG Electronics) to $2.1 trillion (Apple), the distribution of patent ownership is fairly flat, from 25 for Samsung

and 15 for Apple, to 10 for Qualcomm and MoJoose and 9 for Intel. Against an IP comp group with a median market cap of $144 billion and median ownership of 11 patent families, MoJoose holds its own against the giants, tied for 9th place with Qualcomm with 10 patent families.

MoJoose's top 6 patents for forward citations are well cited by leading players in the value chain, indicating technology leadership and strong commercial value: Our '314 patent, which ranks in the top quintile of all domain patents, is cited 51x, including 27x by Mophie (acquired by ZAGG for $100M), as well as by Samsung, Xiaomi, Huawei, and LG. The '029 patent is cited 19x including Google 10x, Aliph 3x (PE firm bought Jawbone) and Xiaomi. The '679 patent is cited 16x including Apple 2x, Samsung 2x and Siemens.

The MoJoose patent portfolio has been review by a third-party investment banking firm, which has verbally informally estimated the Patent portfolio value to be $40M or more.

Summary of Report: MoJoose, Inc. is an established IP leader with Top Ten rankings for both Top Assignees, as well as Top Inventors; plus an issued patent portfolio scoring 11% ahead of the comp group on Domain Influence. These factors combined with high citation activity by leading players in the value chain such as Apple, Samsung, Google, Siemens, Huawei, and Xiaomi; as well as newer players like Mophie (bought by ZAGG) and Aliph (bought Jawbone) are indicative of an emerging market leader with disruptive technology in integrated signal booster smartphone enclosures.

Total Addressable Market

We believe the addressable market for our product is virtually all persons using smartphones throughout the world who experience connection problems. There are 6.6 billion smartphones in use worldwide. The number is much higher, but even if only 20% of smartphone users report connection problems. That is potentially 1.32 billon persons with a smartphone and connection problems.

We have an independent research report that projects revenues for battery cases worldwide of $9.7 billion by 2027 and for signal boosters of $12.85 billion and reaching $22.8 billion by 2028

Market and Need for the Product

Online

We considered the potential need and acceptance of the product. Amazon has given us information that there is an average of 2.1 million searches for battery cases on Amazon per month and approximately 850,000 searches for signal boosters on Amazon per month. Our marketing associate who manages our Amazon market reports states that online sales from Walmart are about 75% of the online sales from Amazon. Our initial marketing strategy will be Amazon and Walmart online. We will bid for these searches for a first line view of products on these searches so that the

people searching will see that our product is the only battery case with a built in signal amplifier and the only signal amplifier that is portable.

Retail Stores

Our Sales Team that will handle our retail store market has been in contact with the decision makers for all the regional and national retail stores that carry consumer electronic products, and all of them have indicated they would like to carry our product when we have cases for all the major cell phone models. These chains represent 30,000 stores.

Comparable Companies

1. Breylon, -- Tech start up

Total Revenue $250K, with pre-money valuation of $50M

Description

Developer of headset-free virtual displays designed to replace traditional monitors and virtual reality headgear for metaverse applications. The company's displays include proprietary depth modulation and light-field expansion technologies that work together and provide true optical depth, enabling viewers to get access to an immersive panoramic virtual screen that engulfs them. We believe Breylon is an appropriate comparison to our company because they are similiar in size & development. However, none of their products include an extra battery and cell phone signal amplifier which we believe makes MoJoose a differentiator.

Most Recent Financing Status (as of 02-Aug-2022)

The company raised $11.55 million through a combination of Series A, Series A1, and Series A2 venture funding from Lockheed Martin Ventures and some undisclosed investors on May 11, 2022, putting the company's pre-money valuation at $50 million. Revenue $250K

https://www.crunchbase.com/organization/brelyon

2. Zagg (NASDAQ: ZAGG) A Cell Phone Assessories Company

ZAGG annual revenue for 2019 was $521.9M

https://www.crunchbase.com/organization/zagg

3. Mophie

Mophie is one of the active companies in the cell phone battery case market. It has a large number of models on Amazon and is in many retail stores.

“The company was acquired by Zagg (NASDAQ: ZAGG) for $100 million on March 3, 2016.

https://www.crunchbase.com/organization/mophie

4. Otter Products "Otter Box"

Otter Products is a manufacturer, designer and distributor of “ruggedized” cases for smart phones and tablets that are shock resistant and water resistant. Most of the products are sold under the “Otter Box” trademark.

PitchBook reports its 2016 revenues were $2B. And in 2018 the Company was valued at $2.5B. "OtterBox is a $2.5 billion-plus enterprise that produces the top-selling case for smartphones in the U.S.". https://efirstbankblog.com/customer-spotlight-otterbox/

Although Otterbox is a company that is at a significatnly later stage of development compared to our company, we believe their large valuation demonstrates the potential for growth in our addressable market.

https://www.crunchbase.com/organization/otterbox

None of the cases from these companies include an extra battery and cell phone signal amplifier which we believe makes MoJoose a differentiator.

In consideration of all the factors, management believes $49.9M pre-money valuation represents a reasonable valuation and a signjficant discount. The company set its valuation internally, without a formal third-party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation takes into account the conversion of convertible securities currently outstanding. The Company currently has $6,180,377 in Convertible Notes outstanding. Please refer to the Company Securities, Dilution, Risk Factors and Liquidity sections of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Working Capital*

94.5%
The use of $10,000 proceeds will be to cover general business overhead expenses.

If we raise the over allotment amount of $1,234,998.15, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  43.7%
  Marketing funds will be used to execute our on-line sales and marketing strategy which will include Amazon sponsored ad campaigns, social media and search engine analytics and Google ad words.

- *Research & Development*
  11.0%
  New product development for the iPhone 12 and 13 series of phones as well as the latest Samsung models.

- *Operations*
  26.3%
  General business operation expenses including employment, insurance, lease, utilities, accounts payable, legal services and accounting services.

- *Inventory*
  8.0%
  Bill of Materials for products and contract manufacturing services

- *Intellectual Property Creation and Maintenance Fees*
  5.5%
  Use of proceeds will be to maintain the 10 granted patent maintenance fees and the fees for creation of new patents

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.mjoose.com (www.mjoose.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mjoose

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mojoose, Inc.

[See attached]

MOJOOSE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
MoJoose, Inc.
Laguna Niguel, California

We have reviewed the accompanying financial statements of MoJoose, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 4, 2022
Los Angeles, California

MOJOOSE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 48,201	$ 25,416
Acccounts Receivable, net	6,118	3,076
Inventory	159,852	160,527
Due from Related Parties	7,582	-
Prepaids and Other Current Assets	5,551	35
Total Current Assets	**227,304**	**189,054**
Property and Equipment, net	-	9,519
Intangible Assets	104,474	104,989
Security Deposit	9,041	9,041
Total Assets	**$ 340,819**	**$ 312,603**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 386,601	$ 381,691
Credit Cards	14,127	17,358
Current Portion of Loans and Notes	481,504	288,763
Convertible Note	4,900,000	4,900,000
Accrued Interest	1,080,652	764,702
Shareholder Loan	48,300	27,000
Other Current Liabilities	235,870	121,894
Total Current Liabilities	**7,147,055**	**6,501,409**
Promissory Notes and Loans	7,996	8,500
Total Liabilities	**7,155,050**	**6,509,909**
STOCKHOLDERS EQUITY		
Common Stock	10,204	10,204
Series A Preferred Stock	1,801	1,801
Additional Paid in Capital	2,004,858	2,002,795
Retained Earnings/(Accumulated Deficit)	(8,831,093)	(8,212,106)
Total Stockholders' Equity	**(6,814,231)**	**(6,197,306)**
Total Liabilities and Stockholders' Equity	**$ 340,819**	**$ 312,603**

See accompanying notes to financial statements.

MOJOOSE INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 71,154	$ 34,623
Cost of Goods Sold	3,303	5,332
Gross profit	67,851	29,290
Operating expenses		
General and Administrative	410,774	508,313
Research and Development	-	4,311
Sales and Marketing	8,023	29,992
Total operating expenses	418,797	542,616
Operating Income/(Loss)	(350,946)	(513,326)
Interest Expense	321,200	278,730
Other Loss/(Income)	(53,158)	25,648
Income/(Loss) before provision for income taxes	(618,987)	(817,704)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (618,987)**	**$ (817,704)**

See accompanying notes to financial statements.

MOJOOSE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series Seed Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2019	10,204,080	**$ 10,204**	1,800,720	**$ 1,801**	**$ 3,002,726**	**$ (7,394,402)**	**$ (4,379,671)**
Capital distribution					(999,931)		(999,931)
Net income/(loss)						(817,704)	(817,704)
Balance—December 31, 2020	10,204,080	10,204	1,800,720	1,801	2,002,795	$ (8,212,106)	**$ (6,197,306)**
Share-Based Compensation					2,062		2,062
Net income/(loss)						(618,987)	(618,987)
Balance—December 31, 2021	**10,204,080**	**$ 10,204**	**1,800,720**	**$ 1,801**	**$ 2,004,858**	**$ (8,831,093)**	**$ (6,814,231)**

See accompanying notes to financial statements.

MOJOOSE, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(618,987)	$	(817,704)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		9,519		1,010
Amortization of Intangibles		15,109		13,649
Share-based Compensation		2,062		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(3,042)		50,293
Inventory		675		18,361
Prepaids and Other Current Assets		(5,516)		6,484
Due from Related Parties		(7,582)		-
Accounts Payable		4,910		(3,779)
Credit Cards		(3,231)		(122)
Other Current Liabilities		113,976		57,896
Accrued Interest		315,950		274,540
Net cash provided/(used) by operating activities		**(176,158)**		**(399,372)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(14,594)		(13,655)
Net cash provided/(used) in investing activities		**(14,594)**		**(13,655)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		-		(999,931)
Borrowing on Convertible Note				1,199,931
Borrowing on Shareholder Loans		21,300		12,000
Borrowing on Promissory Notes and Loans		192,237		217,663
Net cash provided/(used) by financing activities		**213,537**		**429,663**
Change in Cash		22,785		16,636
Cash—beginning of year		25,416		8,780
Cash—end of year	**$**	**48,201**	**$**	**25,416**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MoJoose Inc. was incorporated on February 21, 2014, in the state of Delaware. The financial statements of MoJoose Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laguna Niguel, California.

MoJoose Inc. a California-based accessory designer and manufacturer that ensures smartphone users stay connected by solving the world-wide weak cell signal challenge. The mJoose 4-in-1 case, developed by our patented breakthrough signal-amplifying technology, helps deliver a reliable cellular connection with every call. The smallest, most affordable signal-amplifying device of its kind, the mJoose smartphone case picks up where a regular cell signal ends. Our flagship products are Apple and Samsung smartphone protective cases that include signal amplification technology, a battery-life extender, and radiation reducing technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer/Office Equipment	5 years
Testing equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include research and software development costs, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

MoJoose Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its designed and manufactured accessories designed, which ensures smartphone users stay connected by solving the world-wide weak cell signal challenge.

Cost of sales

Costs of goods sold include the cost of accessories sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $8,023 and $29,992, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	159,852	160,527
Total Inventory	**$ 159,852**	**$ 160,527**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Acrrued expenses	35	35
Prepaid taxes	5,516	
Total Prepaids and Other Current Assets	**$ 5,551**	**$ 35**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Expenses	234,790	121,894
Accrued interest	1,080	
Total Other Current Liabilities	**$ 235,870**	**$ 121,894**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computer/Office Equipment	$	25,324	$	25,324
Testing equipment		119,536		119,536
Property and Equipment, at Cost		**144,859**		**144,859**
Accumulated depreciation		(144,859)		(135,340)
Property and Equipment, Net	**$**	**-**	**$**	**9,519**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $9,519 and $1,010, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Patent	$	115,377	$	100,783
Software		1,200		1,200
Research & Development Costs		16,656		16,656
Intangible assets, at cost		**133,231.99**		**118,638.44**
Accumulated amortization		(28,758)		(13,649)
Intangible assets, Net	**$**	**104,474**	**$**	**104,989**

Entire intangible assets have been amortized. Amortization expenses for intangible asset for the fiscal year ended December 31, 2021, and 2020 was in the amount of $15,109 and $13,649, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Expense
2022	$	(15,109)
2023		(15,109)
2024		(15,109)
2025		(15,109)
Thereafter		(44,039)
Total	**$**	**(104,474)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 10,204,080 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 1,800,720 shares of Preferred Shares with a $0.001 par value. As of December 31, 2021, and December 31, 2020, 1,800,720 shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,118,494 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	1,920,000	$ 0.10	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	1,920,000	$ -	9.05
Exercisable Options at December 31, 2021	1,920,000	$ -	9.05

Stock option expenses for the years ended December 31, 2021 were $2,062.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -a certain lender	$ 22,500	4.00%	11/20/2014	7/8/2015	$ 900	$ 6,406	$ 22,500	$ -	$ 22,500	$ 900	$ 5,506	$ 22,500	$ -	$ 22,500
Promissory Note -a certain lender	$ 22,500	4.00%	11/20/2014	7/8/2015	$ 900	$ 6,406	$ 22,500	$ -	$ 22,500	$ 900	$ 5,506	$ 22,500	$ -	$ 22,500
Promissory Note -a certain lender	$ 13,000	4.00%	12/29/2014	7/8/2015	$ 520	$ 3,646	$ 13,000	$ -	$ 13,000	$ 520	$ 3,126	$ 13,000	$ -	$ 13,000
Promissory Note -a certain lender	$ 13,000	4.00%	1/15/2015	7/8/2015	$ 520	$ 3,621	$ 13,000	$ -	$ 13,000	$ 520	$ 3,101	$ 13,000	$ -	$ 13,000
Promissory Note -a certain lender	$ 12,500	10.00%	5/31/2021	5/31/2022	$ 1,250	$ 733	$ 12,500	$ -	$ 12,500	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 12,500	10.00%	6/10/2021	6/10/2022	$ 1,250	$ 699	$ 12,500	$ -	$ 12,500	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 37,500	10.00%	6/23/2021	6/23/2022	$ 3,750	$ 1,962	$ 37,500	$ -	$ 37,500	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 50,000	10.00%	6/24/2021	6/24/2022	$ 5,000	$ 2,603	$ 50,000	$ -	$ 50,000	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 37,500	10.00%	11/18/2021	11/18/2022	$ 3,750	$ 442	$ 37,500	$ -	$ 37,500	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 25,000	10.00%	5/31/2021	5/31/2022	$ 2,500	$ 1,466	$ 25,000	$ -	$ 25,000	$ -	$ -	$ -	$ -	$ -
Promissory Note -a certain lender	$ 25,000	10.00%	12/9/2021	12/9/2022	$ 2,500	$ 151	$ 25,000		$ 25,000	$ -	$ -	$ -	$ -	$ -
SBA Loan	$ 8,500	3.75%	5/25/2020	5/25/2050	$ 319	$ 511	$ 504	$ 7,996	$ 8,500	$ 319	$ 192	$ -	$ 8,500	$ 8,500
Notes Payable – Jayworth Ventures	$ 100,000	20.00%	9/1/2020	10/20/2022	$ 20,000	$ 26,630	$ 100,000		$ 126,630	$ 6,630	$ 6,630	$ 100,000		$ 106,630
Notes Payable – Jayworth Ventures	$ 50,000	20.00%	12/18/2020	10/20/2022	$ 10,000	$ 10,356	$ 50,000		$ 60,356	$ 356	$ 356	$ 50,000		$ 50,356
Notes Payable – Jayworth Ventures	$ 50,000	10.00%	10/20/2021	10/20/2022	$ 986	$ 986	$ 50,000		$ 50,986	$ -	$ -	$ -	$ -	$ -
PPP LOAN	$ 67,763	1.00%	2020	5/4/2022	$ 100	$ 100	$ 10,000	$ -	$ 10,000	$ 678	$ 678	$ 67,763	$ -	$ 67,763
Total					$ 45,155	$ 66,718	$ 481,504	$ 7,996	$ 527,471	$ 7,983	$ 25,095	$ 288,763	$ 8,500	$ 304,249

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 481,504
2023	504
2024	504
2025	504
2026	504
Thereafter	43,953
Total	**$ 527,473**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Robert Legendre	$ 25,000	4.00%	12.31.2020	Once the company receive $2,000,000 from Series B funding	$ 1,000	$ 1,000	$ 25,000	$ -	$ 25,000	$ -	$ -	$ 25,000	$ -	$ 25,000
Robert Legendre	$ 6,000	4.00%	12.31.2021	Once the company receive $2,000,000 from Series B funding	$ -	$ -	$ 6,000	$ -	$ 6,000	$ -	$ -	$ -	$ -	$ -
Jerry Silver	$ 15,300	4.00%	12.31.2021	Once the company receive $2,000,000 from Series B funding	$ -	$ -	15,300	$ -	15,300	$ -	$ -	$ -	$ -	$ -
Jerry Silver	$ 2,000	4.00%	12.31.2020	Once the company receive $2,000,000 from Series B funding	$ 80	$ 80	2,000	$ -	2,000	$ -	$ -	$ 2,000	$ -	$ 2,000
Total					$ 1,080	$ 1,080	$ 48,300	$ -	$ 48,300	$ -	$ -	$ 27,000	$ -	$ 27,000

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Jayworth Ventures	$ 500,000	4.00%	11/17/2016	12/31/2020	20,000	102,466	500,000	-	602,466	20,000	82,466	500,000	$ -	582,466
Jayworth Ventures	$ 250,000	4.00%	04/05/2017	12/31/2020	10,000	47,425	250,000	-	297,425	10,000	37,425	250,000	$ -	287,425
Jayworth Ventures	$ 100,000	4.00%	07/18/2017	12/31/2020	4,000	17,830	100,000	-	117,830	4,000	13,830	100,000	$ -	113,830
Jayworth Ventures	$ 700,000	4.00%	11/07/2018	12/31/2020	28,000	88,219	700,000	-	788,219	28,000	60,219	700,000	$ -	760,219
Jayworth Ventures	$ 250,000	10.00%	08/05/2019	12/31/2020	25,000	60,205	250,000	-	310,205	25,000	35,205	250,000	$ -	285,205
Jayworth Ventures	$ 200,000	10.00%	02/06/2020	12/31/2020	20,000	38,027	200,000	-	238,027	20,000	18,027	200,000	$ -	218,027
Logistar International Holding Co LTD	$ 400,000	4.00%	07/13/2016	12/31/2022	16,000	87,540	400,000	-	487,540	16,000	71,540	400,000	$ -	471,540
Logistar International Holding Co LTD	$ 600,000	4.00%	08/24/2016	12/31/2022	24,000	128,548	600,000	-	728,548	24,000	104,548	600,000	$ -	704,548
Logistar International Holding Co LTD	$ 250,000	4.00%	02/06/2017	12/31/2022	10,000	49,014	250,000	-	299,014	10,000	39,014	250,000	$ -	289,014
Logistar International Holding Co LTD	$ 500,000	4.00%	08/30/2017	12/31/2022	20,000	86,795	500,000	-	586,795	20,000	66,795	500,000	$ -	566,795
Logistar International Holding Co LTD	$ 150,000	4.00%	05/01/2019	12/31/2022	6,000	16,027	150,000	-	166,027	6,000	10,027	150,000	$ -	160,027
SMT Technologies Sdn. Bhd.	$ 800,000	8.00%	01/03/2018	01/03/2019	64,000	255,649	800,000	-	1,055,649	64,000	191,649	800,000	$ -	991,649
SMT Technologies Sdn. Bhd.	$ 200,000	8.00%	09/01/2020	09/01/2021	16,000	21,304	200,000	-	221,304	16,000	5,304	200,000	$ -	205,304
Total	$ -				$ 30,000	$ 149,890	$ 4,900,000	$ -	$ 5,899,049	$ 30,000	$ 119,890	$ 4,900,000	$ -	$ 5,636,049

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is obtained by dividing (a) the outstanding loan balance by (b) fifty percent (50%) of the price per share paid by investors in the Qualifying Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(184,706)	$	(170,653)
Valuation Allowance		184,706		170,653
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(738,532)	$	(553,826)
Valuation Allowance		738,532		553,826
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,460,532, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,460,532. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

During 2021 and 2020, the Company received two loans in the aggregate amount of $31,000 from one of the shareholders, Robert Legendre. The loan bears an interest rate of 4% per annum and the maturity date is defined as the date the Company Series B funds $2,000,000 or more. As of December 31, 2021 and December 31, 2020, the outstanding balance of the loans are $31,000 and $25,000, respectively.

During 2021 and 2020, the Company received two loans in the aggregate amount of $17,300 from one of the shareholders, Jerry Silver. The loan bears and interest rate of 4% per annum and the maturity date is defined as the date the Company Series B funds $2,000,000 or more. As of December 31, 2021 and December 31, 2020, the outstanding balance of the loans are $17,300 and $2,000, respectively.

During 2021, the Company granted temporary loans in the aggregate amount of $10,000 to the shareholder/employee Daniel Ash and $4,000 to shareholder/employee Christine Schumacher. As of December 31, 2021, the outstanding balance of the loans is $14,000.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 12, 2018, the Company entered into a lease agreement with PBMB Journey LLC to rent business premises in Aliso Viejo, California. The base rent was $3,605 and ended on October 31, 2021. Rent expenses were in the amount of $39,655 and $43,260 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through July 4, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $350,946, an operating cash flow loss of $176,158, and liquid assets in cash of $48,201, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MoJoose

Signal-Boosting Smartphone Cases


GIVE A GIFT
OF CONNECTIVITY
INCREASED SIGNAL STRENGTH
100% BATTERY BOOST
70%
mJoose

Website | Aliso Viejo, CA | CONSUMER PRODUCTS

$0.00 raised

0 Investors	**$49.9M** Valuation
$2.89 Price per Share	**$300.56** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$1.23M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

*Market information provided by Statista (source, source)

Always Be Connected - Any Time, Any Place, Anywhere

At MoJoose, we have a commitment to providing our customers with cutting-edge technology at an affordable price. Our flagship product, **the mJoose case**, is a patented, all-in-one smartphone case that **amplifies your smartphone's signal** and extends its battery life. mJoose was designed to deliver better cell service, decrease dead zones, and provide **up to 100% mobile charging**. In addition, cell phones using the mJoose case have been proven to **reduce RF Radiation by up to 70%**.


OUR SOLUTION TO BAD SIGNAL
The mJoose case features built-in signal-amplifying technology that helps deliver a reliable cellular connection with every call
2.5X Faster Charging
100% Battery Boost
mJoose

Product shown is the mJoose case sold during pilot launch.

mJoose is **FCC-approved**, **MFi-certified** ("Made for iPhone"), and **has won six CES Innovation awards** for its technology. After a **pilot launch on Amazon and other eCommerce sites*** where we sold over 3,000 units with very little marketing spend, MoJoose is ready to capitalize on the great traction the product has seen as we officially start taking the mJoose case to market.

**Pilot launch was active from 2016-2020*

THE PROBLEM

With 5G Imminent, Higher Signal Speeds Will Reduce Signal Strength

Anyone who owns a smartphone has experienced the frustration of having a weak signal or a dropped call. Whether it's a parking garage, subway, remote area, or just a home residence with poor reception, **dropped calls and slow data speeds are a nuisance** that plague smartphone owners every day.


As 5G cell network technology matures,
Cell signals may be not be reliable due to a lack of dedicated 5G cell towers

(source)

Not to mention, **as the 5G cell network technology matures**, smartphone users may find **having a reliable cell signal to be difficult** in parts of the country with limited access to 5G cell towers. While many will see an increase to the speed with which their smartphone receives data when receiving good cell service, **5G's shorter wavelength frequencies will require more dedicated cell signal infrastructure** to maintain a strong cell signal. (source)

THE SOLUTION

An All-in-One Smartphone Case That Amplifies Your Cell Signal

The mJoose case features **built-in signal-amplifying technology** that delivers **a more reliable cellular connection** with every call. Embedded into the phone case itself, our design team engineered a way to include a commercial-grade signal enhancer system into the form factor of a snug-fitting case that works in harmony with the phone.


The mJoose Case
The all-in-one smartphone case that amplifies your smartphone's signal, extends its battery life, and even reduces the radiation it emits

**Product shown is the mJoose case sold during pilot launch.*

To achieve this signal boost, the mJoose case receives a low level cellular downlink signal from the cell tower through its passive receive antenna and amplifies that signal with a very low power, low noise amplifier (LNA). This now-amplified signal is then wirelessly coupled to the phone's internal antenna. The product does not transmit cellular signals back to the cell tower.

So how does the mJoose case reduce radiation? When your smartphone receives a signal from a cell tower, the tower's connection starts to provide a specific direction (referred to as a "handshake") to your smartphone's hardware so the phone knows how much uplink cellular power needs to be expended for the communication to take place. It is that power expenditure that has been cited as the primary source of radiation to the body from smartphones. The patented technology inside the mJoose case redirects the signal and radiation away from the body. The mJoose case has been **proven via third-party SAR testing to reduce RF radiation by an average of 70%**.



RF Radiation Reduction
Certified SAR (Human Surface Absorption Rate) testing shows the mJoose case reduces radiation exposure by **an average of 70%**.
SAR

**Product shown is the mJoose case sold during pilot launch.*

In addition to these safety and reliability benefits, the mJoose case also has **a built-in 2500 mAh battery extender**. Functional with both iPhone or Android devices, users can add **an extra 100% of battery life** to their phone, all at a speed **2.5x faster** than traditional charging via wall outlets.



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**Product shown is the mJoose case sold during pilot launch.*

THE MARKET

An Addressable Market of More than 6.6 Billion Smartphone Users

With over 6.6 billion smartphone users worldwide, mJoose has the potential to disrupt one of the largest addressable markets in the world. As the number of smartphone users continues to rise, that growth is also mirrored in the smartphone case market. Globally, the smartphone battery case market had an estimated value of **$5.4 billion in 2020**, and is projected to reach **$9.7 billion by 2027**.


OVER 6.6 BILLION
Global Smartphone Users
$5.4 Billion
Estimated Global Smartphone Battery Case Market Value in 2020
$9.7 Billion
Projected Global Smartphone Battery Case Market Value by 2027

(source, source)

The mJoose case was designed with **universal application** in mind, and as such, it can work on virtually all smartphones. This **device agnostic approach** gives us further flexibility to tackle this multi-billion dollar industry.

Further still, as more countries begin to implement 5G, MoJoose plans to capitalize on these international markets with our breakthrough, proprietary technology.

OUR TRACTION

FCC-Approved, Apple MFi-Certified, and Winner of 6 CES Innovation Awards

We couldn't be more excited about the early traction the mJoose case has received. To date, we have **raised over $7 million** and have completed technology development, regulatory certifications, and have even received **Apple's MFi ("Made for iPhone") certification**. This certification is particularly notable, as this means Apple has authorized MoJoose to produce **officially recognized third-party accessories** for their devices after a strict series of tests and requirements to assess eligibility.


10 Granted Patents + 1 Patent Pending
Raised Over $7 Million
3,000 Units Sold via eCommerce Pilot Launch
Generated Over $300K in Revenue with Minimal Marketing Spend

**Product shown is the mJoose case sold during pilot launch.*

MoJoose holds a strong portfolio of IP, with **10 granted patents** and **one pending patent** for our breakthrough mJoose technology. We have also won six CES Innovation Awards, an annual competition honoring outstanding design and engineering in consumer technology products.

We have already **sold over 3,000 mJoose units** and generated **over $300,000** in revenue through a pilot launch on Amazon and other eCommerce sites* **- all with very little marketing spend**. Our product has garnered a slew of fantastic reviews from our initial Amazon customers, and we have also received great feedback from notable publications such as **CNET** and **Huffington Post**.

**Pilot launch was active from 2016-2020*

During the course of this pilot launch, we were able to develop the offshore manufacturing needed for our official commercial release. After a lengthy testing & certification process and following some setbacks at the beginning of the COVID-19 pandemic, MoJoose is now expecting an official launch of the mJoose case following the close of this campaign.

WHY INVEST

MoJoose is Creating Cutting-Edge Cell Technology

Our mission at MoJoose is to give users **a smartphone case that elevates the phone it protects**. We feel we have accomplished that with our cutting-edge mJoose case that can protect your phone, significantly amplify its cell signal, charge its battery, and reduce the radiation it emits. With utility across virtually all smartphones, we believe we are poised to capitalize on the multi-billion dollar smartphone and smartphone accessory markets.

Ahead of the official commercial launch of mJoose, we are allowing the StartEngine community to join us on the journey. **Invest today in MoJoose** as we seek to make a big impact with **our disruptive technology**.


Delivering a smartphone case that elevates the phone it protects
Invest in MoJoose today

**Product shown is the mJoose case sold during pilot launch.*

Meet Our Team



Daniel Ash

President & CEO, Board Member

Daniel, the founder of mJoose, is an entrepreneur, technology innovator, disruptive thinker and an accomplished leader with experience in growing and successfully managing international businesses. He has an innate passion for cellular wireless and smartphone technology and mJoose sits right at the crosshairs of the two.

Daniel has over 35 years of RF engineering and executive management experience. His career started with RF microwave defense electronics, then cell phone handsets and cell tower technology -- all areas instrumental to the underlying technology developed at mJoose.



Robert Legendre

COO, Board Member

Senior Executive with 35 years of Leadership in International Supply Chain & Operations. Specialization in Operations Consolidation and Management for Multi-National Corporations.

Specialties: Global Supply Chain & Logistics Operations Management. Extensive experience in Strategic Planning, Production Operations, Contract Manufacturing, New Initiatives, Procurement, Imports/Exports, Supplier Development with leading organizations. Large & small-scale Global Mergers & Acquisitions experience.



Jeremy Monroe

VP Engineering

Jeremy has over 25-years of RF signal amplification design and production experience. He was a principal electrical engineer for Powerwave Technologies, Inc., responsible for a large RF signal development team and the lead designer for low loss amplifiers. He was also responsible for investigating all new amplifier technologies and presenting findings to management for feasibility



Nikolai Maslennikov PhD

Scientist and Sr. Principal Engineer

Nikolai has more than 40 years of research and development (R&D) engineering experience in the field of RF devices design, optimization and measurements. Specifically he has in-depth knowledge in designing RF power amplifiers and low noise amplifiers. He has been awarded over 20 U.S. patents in the RF cellular field. Nikolai holds a Ph.D. from Moscow University where he majored in "Radio Physics including Quatum"



Mai Le

Project Manager Off-Shore Manufacturing

Mai has more than 15 years of experience successfully transferring engineering projects into high-volume, off-shore contract manufacturing locations. Mai has also led global supply chain, purchasing and production projects in the wireless technology industry prior to joining mJoose.



Christine Schumacher

Director Business Administion

Christine has more than 20 years of experience in the areas of executive branch management, project management of global programs, human resources, organizational development and business administration. The past thirteen years of experience has been in the wireless technology industry including Powerwave Technologies, CelLynx Group, Inc. and Mobile Joose.



Eugene Ren PhD.

Advisor, Sr. Antenna Engineer

Eugene brings his R&D and engineering experience in RF and radiation systems to the company. Prior to working with mJoose, Eugene was a senior engineer of Microsoft/Nokia leading production and development of tablets and antenna technologies per FCC regulations and requirements of telecommunication carriers. He was the Principal Investigator of several DOD/NIST sponsored programs for advanced electromagnetic and radar system applications. Eugene holds a Ph.D. from Texas A&M University, College Station and is a senior member of IEEE.



Ruth Doering

Sr. Director of Marketing

Ruth is a technology marketing communications executive with 30 years of agency and business start-up experience. Specializes in achieving target KPIs with limited integrated marketing budgets.

-- Partner, The Gandalf Group

-- Co-founded and sold Crescent Communications to Ketchum PR

-- Served as associate director for Ketchum PR's $30M global technology practice

-- Wrote and secured 15 CES Innovations Awards

-- Spearheaded many successful product launches, PR and social media campaigns



Deena Ghazarian

Advisor, Sales and Marketing

C-Suite Executive, Global Sales & Marketing Channel Expert, Executive Board Member, Powerful Woman in Consumer Technology, INC. 5000: Fastest-Growing Private Companies In America, Dealerscope 40 Under 40.

Deena is a dynamic, entrepreneurial global sales executive with a 20-year record of achievement and demonstrated success driving multi-million dollar sales growth while providing award-winning sales leadership

Expert in global consumer electronics sales model and vast knowledge of the channel



Scott Hix

Advisor, Sales and Marketing

Senior executive with extensive CEO, General Management and Business Development experience in the high-tech industry. Strong record of successfully launching and managing global high growth businesses in both the consumer and commercial markets. Currently Co-founder and Managing Partner of TargetPath (Management Consultancy), Co-founder, CEO and Board Member of Avocor (Commercial Display), Board Member of Agile Displays (Commercial Display), Board Member of FIIL Audio and Lumaglo (Consumer Electronics).



Howard Ho Yin Chan

Board Member

Howard Chan has been a director of Mojoose Inc. since 2015. Howard has over 25 years experience in IT and electronic industries, served in roles in engineering, operations, finance and management. He also served on the boards of directors of various companies in Japan, Hong Kong, Southeast Asia and North America.



Barrett Laban Silver

Board Member

Barrett Silver is a senior executive with extensive Investment and Business Development experience. He also served on the boards of directors of various companies.

Offering Summary

Company	Mojoose, Inc.
Corporate Address	65 Enterprise, Aliso Viejo, CA 92656
Offering Minimum	$9,996.48
Offering Maximum	$1,234,998.15
Minimum Investment Amount (per investor)	$300.56

Terms

Offering Type	Equity
Security Name	Series A-1 Preferred Stock
Minimum Number of Shares Offered	3,459
Maximum Number of Shares Offered	427,335
Price per Share	$2.89
Pre-Money Valuation	$49,881,307.52

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within two weeks and receive 15% bonus shares

Early Bird Bonus

Invest within three weeks and receive 10% bonus shares

Amount-Based:

Tier 1 | $500

50% off of case purchase of your choice with discount code (when available)

Tier 2 | $1,000+

100% off of case purchase of your choice with discount code (when available)

Tier 3 | $2,500+

100% off of case purchase of your choice with discount code (when available) + 5% bonus shares

Tier 4 |$5,000+

100% off of case purchase of your choice with discount code (when available) + 10% bonus shares

Tier 5 |$10,000+

100% off of 2 cases of your choice with 2 discount codes (when available) + 15% bonus shares

Tier 6 |$20,000+

100% off of 4 cases of your choice with 4 discount codes (when available) + 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mojoose, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-1 Preferred Stock at $2.89 / share, you will receive 110 shares Series A-1 Preferred Stock, meaning you'll own 110 shares for $289. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Dan: Since 2020, ~85 million people work from home. Of that, around 13.2 million are experiencing daily Internet connectivity issues, and 72% of us still experience dropped calls, weak cell signals, and slow data connections on a regular basis. As a result, the demand for cell signal boosters has increased by 200%.

*MoJoose has developed a 4-in-1 smartphone case to solve that problem. mJoose is the only protective phone case with a built-in signal amplifier and *the only ones patented to do it.* It also charges your phone and reduces phone radiation. It's approved by Apple's MFI program, and we believe it is the only device of its kind approved by the FCC.*

I used to lead a cell phone signal amplifier team at Hewlett-Packard and worked with PowerWave Technologies - a leader in cell tower amplifier products.

When I worked from home, I only had service while standing next to my kitchen sink. I thought, "with my experience in the industry, why not shrink a signal amplifier to fit inside a phone case?"

mJoose was born.

To date, we've raised over $7 million, received 10 granted patents, earned 6 CES Innovation awards, and have already sold thousands of units during our pilot launch.

Comparable home signal boosters cost from $400 to 0ver $1,000, require a complicated installation process, and aren't portable.

mJoose cases start at $99, don't require any setup, and can travel with you anywhere you go - even where there's no electricity. This means the 6.6 billion global smartphone users can be connected at home, in the office, while traveling, during emergencies, and in almost all weak signal areas.

We're now gearing up for our commercial launch, and aim to expand our case selection to cover most Apple and Samsung devices, which accounts for 80% of the U.S. mobile phone market.

Invest in technology that's making smartphone-use more available, reliable, longer lasting, and safer. Invest in MoJoose today.

Demo Video

Here we have the Samsung Galaxy s22 and we are on eight AT&T. And we have one bar on 5G. We are using the network cell Info app which measures cell signal strength and is recommended by AT&T as you can see we have minus 121 DB which is down in the red and is a very low signal we will now turn on the Mjoose case and as you can see, we have quickly moved up to -94 which is the full five bars on AT&T.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

MOJOOSE, INC.

MoJoose, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is MoJoose, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 21, 2014 under the name MoJoose, Inc., and was Amended and Restated on July 8, 2015.

B. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C. The text of the Amended and Restated Certificate of Incorporation is amended and restated to read as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, MoJoose, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by the undersigned, a duly authorized officer of the Corporation, on September 15, 2022.

Daniel Ash, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:20 PM 09/19/2022
FILED 05:20 PM 09/19/2022
SR 20223561954 - File Number 5464472

EXHIBIT A

ARTICLE I

The name of this corporation (the "**Corporation**") is MoJoose, Inc.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 838 Walker Road, Suite 21-2, City of Dover, County of Kent, 19904; and the name of the registered agent of the corporation in the State of Delaware at such address is Registered Agent Solutions, Inc.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is 27,202,926, consisting of 19,861,696 shares of Common Stock, $0.001 par value per share, and 7,341,229 shares of Preferred Stock, $0.001 par value per share. The Preferred Stock shall be divided into series. The first Series of Preferred Stock shall be designated "**Series A Preferred Stock**" and shall consist of 1,800,720 shares and the second Series of Preferred Stock shall be designated "**Series A-1 Preferred Stock**" and shall consist of 5,540,509 shares.

ARTICLE V

The terms and provisions of the Common Stock, the Series A Preferred Stock and the Series A-1 Preferred Stock are as follows:

1. Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a) "**Board**" the Board of Directors of the Corporation.

(b) "**Conversion Price**" shall mean $1.11066 per share for the Series A Preferred Stock, and $2.89 per share for the Series A-1 Preferred Stock, in each case, subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(c) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of

said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(d) "**Liquidation Preference**" shall mean $1.11066 per share for the Series A Preferred Stock and $2.89 per share for the Series A-1 Preferred Stock, in each case, subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein.

(e) "**Original Issue Price**" shall mean $1.11066 per share for the Series A Preferred Stock and $2.89 per share for the Series A-1 Preferred Stock, in each case, subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein.

(f) "**Preferred Stock**" shall mean the Series A Preferred Stock and the Series A-1 Preferred Stock.

(g) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Liquidation Rights

(a) Liquidation Preference of Series A Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior to and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock or Series A-1 Preferred Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of Series A Preferred Stock plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b) Liquidation Preference of Series A-1 Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and after the payment or setting aside for payment to the holders of the Series A Preferred Stock of the full amounts specified in Section 2(a) above, the holders of the Series A-1 Preferred Stock shall be entitled to receive, prior to and in preference to any Distribution of any of the assets of

the Corporation to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of the Series A-1 Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for of the Series A-1 Preferred Stock plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, and after payment the payment or setting aside for payment to the holders of the Series A Preferred Stock, the assets of the Corporation legally available for distribution to the holders of the Series A-1 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(b), then the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Series A-1 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(b).

(c) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2(a) and Section 2(b) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(d) Reorganization. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of control of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series by the consent or vote of a majority of the outstanding Preferred Stock (voting on an as-converted basis).

(e) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 2(e), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

3. Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof (without the payment of additional consideration by the holder thereof), at any time and from time to time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "**Conversion Rate**" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 3, the Conversion Rate for such series shall be appropriately increased or decreased. Upon the conversion of the Series A-1 Preferred Stock into common stock, the holder thereof, shall be deemed to have

granted an irrevocable perpetual voting proxy to the individual or entity designated by the Corporation.

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock and resulting in at least Thirty Million Dollars ($30,000,000) of gross proceeds, net of the underwriting discount and commissions, to the Corporation, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "**Automatic Conversion Event**").

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, such holder shall, if such shares are certificated, either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not any certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that if the Board determines to issue certificates evidencing such shares of Common Stock, and if the shares of Preferred Stock are certificated, the Corporation shall not be obligated to issue such certificates unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that any certificates representing such shares of Preferred Stock, if such certificates are issued, shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of

record of shares of Preferred Stock, or that certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Series A Preferred Stock, but not the Series A-1 Preferred Stock, shall be subject to adjustment from time to time as follows:

(i) (A) If this Corporation shall issue, on or after the date upon which this Second Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price applicable to the Series A Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for the Series A Preferred Stock in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this Section 3(d)(i)(A), the term "Common Stock Outstanding" shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable.

(B) No adjustment of the Conversion Price for the Series A Preferred Stock shall be made in an amount less than one-tenth of one cent per share. Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 3(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 3(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of the Series A Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Series A Preferred Stock, to the extent in any way affected by or computed using such options, rights or

securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 3(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 3(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 3(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A) Common Stock issued pursuant to a transaction described in subsection 3(e) hereof;

(B) shares of Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Board;

(C) Common Stock issued pursuant to an underwritten public offering;

(D) Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E) Common Stock issued in connection with a bona fide business acquisition by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, approved by the Board;

(F) Common Stock issued or deemed issued pursuant to subsection 3(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 3(d);

(G) Common Stock issued upon conversion of the Preferred Stock;

(H) Shares of Common Stock issued pursuant to any equipment leasing arrangement or debt financing arrangement, which arrangement is approved by the Board; or

(I) Common Stock issued to persons or entities with which this corporation has business relationships, provided such issuances are approved by the Board of Directors.

(e) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or

readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) Notices of Record Date. Subject to Section 8 below, in the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 2(d);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, or electronic mail, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed or sent via electronic mail.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of the Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) Series A Preferred Stock. Each holder of the Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Series A Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of the Series A Preferred Stock shall be entitled to notice of any stockholders' meeting in the same manner as holders of Common Stock. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of the Series A Preferred Stock held by each holder could be converted), shall be disregarded.

(c) Series A-1 Preferred Stock. The holders of the Series A-1 Preferred Stock shall have no voting rights, unless required by applicable Delaware law.

(d) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(e) Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

5. Series A Preferred Stock Protective Provisions. As long as any of the Series A Preferred Stock shall be issued and outstanding, the Corporation shall not, either directly or indirectly, carry out any such act or transaction (including by amendment, merger, consolidation or otherwise), without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of the Series A Preferred Stock (voting together as a single class on an as-converted to Common Stock basis) and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(a) amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock (*provided* that the authorization or designation of a class or series of securities senior to or *pari passu* with the Series A Preferred Stock shall not, by itself, be deemed to adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock); or

(b) increase the authorized number of shares of Series A Preferred Stock.

6. Reissuance of Preferred Stock. In the event that any shares of Preferred Stock shall be converted pursuant to Section 3 or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall, unless otherwise determined by the Board, be returned to the status of authorized and undesignated shares of Preferred Stock.

7. Dividends. Notwithstanding any other provisions in this document, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred Stock then outstanding. Any of the rights, powers, preferences and other terms of the Series A-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-1 Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A-1 Preferred Stock then outstanding.

9. Certain Distributions. For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Second Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Second Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

10. Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, or sent by electronic mail, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, or in a Stockholder's Agreement, the number of directors which constitute the Board shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE XII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this ARTICLE XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE XII (including, without limitation, each portion of any sentence of this ARTICLE XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Exhibit G to Form C

Test The Waters Materials

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 19 min read



author:
Johanna Cronin

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StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on October 3, 2022.

3DOS™

3DOS™ | *Building the World's Largest Decentralized Manufacturing Network*

https://3dos.io/

Description of Business
The $12 trillion dollar global manufacturing market is making a titanic shift and moving to localized production. 3DOS is aiming to build the world's largest decentralized on-demand manufacturing network on Web3 powered by blockchain smart contracts. The goal is to become a leader in this $112 billion dollar on-demand manufacturing market opportunity which is fast approaching by 2024. When you look around you, almost everything is made in one country. A significant number of companies in the world have made a concrete decision to decentralize their supply chain risks after COVID, but how do you control your royalties and products efficiently in this new decentralized world? Now imagine anyone can simply upload a design into 3DOS, protect your royalties via smart contract, and things are made locally, on-demand, only when they are needed, with no waste, no inventory, and no international shipping. The future of manufacturing is decentralized. 3DOS is currently pre-revenue and in the prototype stage. Invest in a Silicon Valley team that is trailblazing the path into a decentralized manufacturing world.

Reasons to Invest

- 3DOS Aims to Revolutionize Global Manufacturing: 3DOS has the vision to create the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design, receive royalties, and have it made anywhere in the world. 3DOS instantly connects demand and supply in real-time – so products are made on-demand locally: No waste, no inventory, no international shipping.
- The Digital Manufacturing Market Demand is Now: The global digital manufacturing market size was valued at USD 320 billion in 2021. It is expected to reach USD 1.370 trillion by 2030, growing at a CAGR of 16.5% during the forecast period (2022–2030) (source). 3DOS is looking to enter and disrupt the traditional 12 trillion dollar global manufacturing market (source). The on-demand manufacturing market is also expected to reach $112 billion by 2024 and the 3D printing industry is projected to reach over $50 billion by 2030 (source).
- Rock Solid All Star Team with a Proven Track Record: Our Silicon Valley team is backed by world class CEO's, board advisors, publicly traded companies, and investors. The founders have a proven track record and have already invented the world's first operating system for 3D printing, 3DPrinterOS, which is used in over 120 countries and has produced over 2.8 million parts globally. It is used by the best and brightest top 100 universities like MIT, Harvard, Rice, CalTech, Berkeley, by the top enterprises like John Deere, Google, Bosch, Eaton, and government agencies like the British ARMY, NASA, US NAVY, and US AIR FORCE. All these 9M+ cad designs, 60,000+ 3D printers, and 200,000+ users will be the first to be onboarded into the 3DOS network.

Team
John Dogru: CEO & Founder, LinkedIn
Anton Vedeshin: CTO, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business
As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

Sen-Jam Pharmaceutical

Sen Jam | *Revolutionizing Anti-inflammatories for Life*

https://sen-jam.com/

Description of Business
Sen Jam Pharmaceutical is developing a line of anti-inflammatory drugs designed to provide a much-needed update to a multi-billion dollar market that has seen little innovation in the past 30 years, or since aspirin was invented 125 years ago. We are developing 12 different drugs targeting 7 therapeutic areas intended to reduce pain and inflammation by harnessing your body's immune system, at the very beginning of the inflammatory cascade. We seek to prevent acute inflammation, slow the progression of inflammatory chronic illnesses, and improve health span. According to our research, there are no pharmaceutical products available to the consumer, either Over-the-Counter (OTC) or prescription (Rx), that acts so early, and safely, at the very beginning of inflammation. Our initial drugs are pre-market, patented, and will seek FDA-approval. Sen-Jam is currently enrolling patients in our covid oral therapeutic Phase 2 Clinical Trial in collaboration with Duke University. Sen-Jam is also ready to begin our Phase 2 clinical trial for prevention of alcohol's toxic effects. Because we repurpose small molecules with over 30 years of safety data, we are able to bring these new pharmaceuticals to the consumer rapidly, using an accelerated FDA pathway for approval.

Reasons to Invest

- We are harnessing the technology of mast cell modulators (the very beginning of the inflammatory/immune cascade) to boldly introduce to the consumer a safer more effective approach to reducing inflammation, before it leads to chronic illness. Sen-Jam is a human-first revolution in the Trillion Dollar anti-inflammatory market that seeks to improve health span.

- Our drugs are designed to have widespread applications, from covid-19 treatment to opioid withdrawal, alcohol hangovers, arthritis, and vaccine administration (all interconnected by inflammation) amounting to a total addressable market estimated at $217 billion. Because our drugs are safe, some will be OTC; some will be introduced as Rx and we will seek to have them join the OTC arena, to increase accessibility and decrease cost to the consumer; some drugs will be injectable for urgent hospital use.
- We are led by a team of entrepreneurs, innovators, scientists and futurists with decades of experience in operations and pharmaceuticals, as well as a combined $730 million in successful exits.

Team
James Iversen: CEO, Co-Founder, LinkedIn
Jacqueline M. Iversen: Chief Clinical Officer, Co-Founder, LinkedIn

New Sapience
New Sapience | *Synthetic Intelligence: An Alternative Approach to AI*
https://www.newsapience.com/

Description of Business
New Sapience is anticipating the launch of what we believe is an entirely new paradigm of artificial intelligence. More aptly referred to as synthetic intelligence, our sapiens are unique thinking machine prototypes with the acumen to speak and comprehend human language, as opposed to merely mimicking it like much of the AI known today. New Sapience is pre-revenue and currently in the prototype phase.

Reasons to Invest

- New Sapience is developing a patented synthetic intelligence platform, which we believe will overcome the limitations of traditional artificial intelligence, better replicate the generality of human knowledge, and exceed the capabilities of any existing AI approaches.
- We believe that what we are creating is an entirely new innovation, with our goal to make our product accessible to over 7 billion smartphone users worldwide, and that could transform every major segment of our economy, and generate innumerable new markets in the process.* New Sapience technology has the potential to disrupt numerous multi-billion dollar markets such as the $9.9B industry for natural language processing and chatbot software and the $140B industrial automation industry, to name a few.**
- We believe sapiens are the world's first machines that think and understand like humans do. Our vision is of a world where these thinking machines are our partners, helping every one of us to realize our own personal goals, to live a more engaged human life. We believe that if our sapiens were to become commonplace, when human knowledge, perspective, and values are at the foundation of thinking machines, the tyranny of the mindless statistical algorithms will be over.

Team
Bryant Cruse: Founder & CEO, LinkedIn
Karsten Hunneycutt: Chief Software Architect

PSYONIC
PSYONIC | *Redefining Human*
https://www.psyonic.io/

Description of Business
The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging proprietary bionic technology breakthroughs, the hand replicates touch sensation for amputees, and is accessible to most Americans with upper limb differences because it is covered by Medicare.

Reasons to Invest

- PSYONIC's Ability Hand™ offers those with limb differences the high-performance solution they deserve. We designed our bionic hand to be the fastest, and believe that it is the first of its kind to offer true multi-touch sensitivity (source). For what we believe is the very first time with a commercially available bionic hand, users can feel a vibration from multiple areas of the fingers when they touch an object!
- The global market for prosthetics and orthotics is approaching the $2.8 billion mark and has the potential to expand as a population of about 3.5 million people are estimated to potentially experience limb loss by 2050 (source).
- Prioritizing affordability, PSYONIC has worked diligently to ensure that our products cost less (source) and are covered by Medicare as well as private insurance (source).

Team
Aadeel Akhtar: CEO + Founder
Whitney Akhtar: Director of Human Resources

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.

- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

MJoose, Inc.

MJoose | Signal-Boosting Smartphone Cases

https://mjoose.com

Description of Business

MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone’s battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone’s

phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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